METALLA ROYALTY & STREAMING LTD.
Suite 501 - 543 Granville Street
Vancouver, British Columbia
Canada V6C 1X8
Tel: 604 696-0741

(the “Company”)

NOTICE OF CHANGE OF AUDITOR
(the “Notice”)

To:	Collins Barrow Toronto LLP, Chartered Professional Accountants
And To:	KPMG LLP, Chartered Professional Accountants

Pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), the Company hereby advises that the board of directors of the Company has resolved to propose to shareholders at its next annual general meeting that KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia be appointed auditors of the Company in the place of Collins Barrow Toronto LLP, Chartered Professional Accountants, of Toronto, Ontario.

The decision to propose the appointment of KPMG LLP (the “Successor Auditor”) in the place of Collins Barrow Toronto LLP. (the “Former Auditor”) as auditor of the Company, has also been approved by the audit committee of the Company.

(a)	at the request of the Company, Collins Barrow Toronto LLP, Chartered Professional Accountants, the former auditor, tendered its resignation effective August 16, 2017;

(b)	the Company requested KPMG LLP, Chartered Professional Accountants, 777 Dunsmuir Street, 11th floor Vancouver BC V7Y 1K3 Canada, Vancouver, British Columbia Canada V6C 2G8, become the successor auditor of the Company effective August 16, 2017;

(c)	Collins Barrow Toronto LLP has not expressed any reservation in its report for the most recently completed fiscal year of the Company, nor for the period from the most recently completed period for which Collins Barrow Toronto LLP issued an audit report in respect of the Company and the date of this Notice;

(d)

there was no “reportable event” cited by Collins Barrow Toronto LLP in connection with the most recently completed fiscal year of the Company nor for the period from the most recently completed period for which Collins Barrow Toronto LLP issued an audit report in respect of the Company and the date of this Notice as defined in section 4.11(i) of NI 51-102.

Dated as of the 16th day of August, 2017.

METALLA ROYALTY & STREAMING LTD.